Exhibit 22

List of Guarantor Subsidiaries

Each of the following wholly-owned subsidiaries of Valvoline Inc. (“Valvoline”) has fully and unconditionally guaranteed the 4.375% Senior Notes due 2025 issued by Valvoline:

Name of Guarantor Subsidiary	Jurisdiction of Incorporation or Organization
Valvoline US LLC	Delaware
Valvoline LLC	Delaware
Valvoline Licensing and Intellectual Properties LLC	Delaware
Valvoline Branded Finance Inc.	Delaware
Valvoline International Holding Inc.	Delaware
Valvoline Instant Oil Change Franchising, Inc.	Delaware
Relocation Properties Management LLC	Delaware
VIOC Funding, Inc.	Delaware
OCH International, Inc.	Oregon
Valvoline International, Inc.	Delaware
Funding Corp. I	Delaware
OCHI Advertising Fund LLC	Oregon
OCHI Holdings LLC	Oregon
OCHI Holdings II LLC	Oregon